FEDERATED WORLD INVESTMENT SERIES, INC.

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

July 24, 2013

Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED WORLD INVESTMENT SERIES, INC. (the “Corporation” or “Registrant”)

Federated International Leaders Fund (the “Fund”)

Class R6 Shares

1933 Act File No. 33-52149

1940 Act File No. 811-7141

Dear Mr. Foor:

The Registrant is filing this correspondence to respond to your July 5, 2013 comments on its Rule 485(a) Post-Effective Amendment No. 54 and Amendment No. 55, with respect to the Fund, submitted via EDGAR on June 4, 2013.

1. In response to your comment #1, the Adviser confirms that the Fee Table footnote number 1 will incorporate a Fee Limit end-date that is a minimum of one year from the effective date of the Prospectus.

2. In response to your comment #2, the Prospectus and SAI will include the newly effective Class R Shares in the list of share classes, as appropriate, throughout the documents.

3. In response to your comment #3, the Fee Table will incorporate the currently effective 0.90% management fee for Class R Shares.

If you have any questions, please do not hesitate to contact me at (412) 288-8094.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal